

03053453

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Aaron Capital, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
5937 Darwin Court, Suite 109
(No. and Street)

Carlsbad	CA	92008-7363
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Wolfe (760) 688-1170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Rushall, Reital & Randall
(Name – *if individual, state last, first, middle name*)

400 South Sierra Avenue, Suite 200, Solana Beach, CA 92075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Wolfe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aaron Capital, Incorporated, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



MONA L. SPATE
Commission # 1241689
Notary Public - California
San Diego County
My Comm. Expires Nov 13, 2003

Signature

David S. Wolfe, President
Title

Notary Public Mona L Spate

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements (Audited)

Aaron Capital, Incorporated

December 31, 2002

RUSHALL REITAL & RANDALL

AARON CAPITAL, INCORPORATED

December 31, 2002

CONTENTS

RUSHALL REITAL & RANDALL
CERTIFIED PUBLIC ACCOUNTANTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report

Board of Directors
Aaron Capital, Incorporated
Carlsbad, California

We have audited the statement of financial condition of Aaron Capital, Incorporated as of December 31, 2002 and the related statement of operations, of cash flows, of changes in stockholders' equity, and of changes in liabilities subordinated to claims of general creditors, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aaron Capital, Incorporated as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 12 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rushall Reital & Randall

May 1, 2003

AARON CAPITAL, INCORPORATED
STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$ 462	
Clearing deposits	25,081	
Commissions receivable	451	
Total current assets		$ 25,994
PROPERTY AND EQUIPMENT, net		13,911
Total assets		$ 39,905

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$ 1,278	
State tax payable	800	
Total current liabilities		$ 2,078
STOCKHOLDERS' EQUITY		
Common shares, no par, no stated value; 10,000,000 shares authorized; 1,000,000 shares issued and outstanding	253,044	
Stock subscriptions receivable	(47,950)	
Accumulated deficit	(167,267)	
Total stockholders' equity		37,827
Total liabilities and stockholders' equity		$ 39,905

See accompanying notes to financial statements.

AARON CAPITAL, INCORPORATED
STATEMENT OF OPERATIONS

Year ended December 31, 2002

REVENUES		
Commissions		$ 451
EXPENSES		
Salaries	$ 22,400	
Rent	11,400	
Legal settlement	9,975	
Regulatory fees	4,907	
Professional fees	4,906	
Insurance	3,650	
Depreciation	3,040	
Office supplies	2,275	
Payroll taxes	1,868	
Licenses and permits	1,350	
Outside services	1,337	
Telephone	1,157	
Postage	706	
Bank charges	600	
Miscellaneous	536	
Repairs	252	
Entertainment	250	
Travel	223	
		70,832
Operating loss		(70,381)
OTHER INCOME (EXPENSE)		
Interest income	120	
Rent income	700	
Interest expense	(6)	
		814
Loss before taxes		(69,567)
Income tax provision		800
Net loss		$ (70,367)

See accompanying notes to financial statements.

AARON CAPITAL, INCORPORATED
STATEMENT OF CASH FLOWS

Year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (70,367)	
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	3,040	
Increase in assets:		
Commissions receivable	(451)	
Clearing deposits	(19,634)	
Increase in liabilities:		
Accounts payable	1,278	
State tax payable	800	
Net cash used by operating activities		$ (85,334)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of fixed assets		(16,951)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock		102,049
Decrease in cash		(236)
Cash and cash equivalents at beginning of the year		698
Cash and cash equivalents at end of the year		$ 462
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid		$ 6

See accompanying notes to financial statements.

AARON CAPITAL, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2002

	Common stock Number of shares	Amount	Stock subscriptions receivable	Accumulated deficit	Total stockholders' equity
Balance at beginning of year	10,000	$ 103,044	$ 0	$ (96,900)	$ 6,144
Net loss				(70,367)	(70,367)
Issuance of common stock	990,000	150,000	(47,950)		102,050
Balance at end of year	1,000,000	$ 253,044	$ (47,950)	$ (167,267)	$ 37,827

See accompanying notes to financial statements.

AARON CAPITAL, INCORPORATED
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIM OF GENERAL CREDITORS

Year ended December 31, 2002

There were no liabilities subordinated to the claim of general creditors as of December 31, 2002.

See accompanying notes to financial statements.

AARON CAPITAL, INCORPORATED
NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Aaron Capital, Incorporated (the "Company"), a Texas corporation, is a broker-dealer registered under the Securities Act of 1934. It is qualified to do business in California and conducts a customer business that is cleared through another broker-dealer on a fully disclosed basis in accordance with the exemption under 15c3-3(k)(2)(ii).

Commissions receivable as of December 31, 2002 are due from Penson Financial Services, Inc.

The significant accounting policies utilized by the Company are as follows:

Revenue Recognition

Commission revenues are recorded on a trade date basis.

Cash and cash equivalents

The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents at December 31, 2002 are principally in checking accounts.

Furniture and equipment

Furniture and equipment are recorded at cost. Depreciation is provided by the straight-line method over statutory periods. The Modified Accelerated Cost Recovery System (MACRS) is being used for income tax purposes.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Income taxes

The Company is a C Corporation and accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (SFAS 109). Under the liability method specified by SFAS 109, the deferred tax assets and liabilities are measured each year based on the difference between the financial statement and tax basis of net assets and liabilities at the applicable enacted tax rates. The deferred tax provision is the result of changes in the deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of the deferred income tax asset is dependent on generating sufficient taxable income in future years

NOTE B: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of $23,414, and a net capital requirement of $5,000.

NOTE C: CLEARING AGREEMENT

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance sheet risk in the event that the customer and/or clearing broker is unable to fulfill their obligations. The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

The Company transacts its business with customers located throughout the United States.

NOTE D: RELATED PARTY TRANSACTIONS

The Company subleases its office space on a month-to-month basis from a partnership which owns virtually all of the Company's stock. The sublease commenced in August 1, 2002 at a monthly rent of $3,000. As of December 31, 2002, the Company had paid one month's rent to the partnership while the amount representing four months' rent was forgiven. The Company will resume paying rent once it becomes fully operational.

AARON CAPITAL, INCORPORATED
NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE E: PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2002 is summarized as follows:

Office equipment	$ 13,451
Leasehold improvements	3,500
	16,951
Less: Accumulated depreciation	(3,040)
	$ 13,911

NOTE F: INCOME TAXES

As of December 31, 2002, deferred taxes are provided for temporary differences in the recognition of certain income and expense items for financial reporting and income tax purposes. Deferred tax assets for 2002 in the amount of $ 12,805 are results of net operating loss carryforwards which will expire through 2022. The Company has recorded a 100% valuation allowance against deferred tax assets due to uncertainty of their ultimate realization.

NOTE G: ISSUANCE OF COMMON STOCK

On May 28, 2002, the Company entered into a securities purchase agreement with Eureka Capital, LLC (the "Purchaser). In accordance with the agreement, the Purchaser bought 990,000 shares of the Company's common stock for $150,000 to be paid in installments. At December 31, 2002, $102,050 had been paid.

NOTE H: RECLASSIFICATIONS

Certain amounts in the 2001 financial statements have been reclassified to conform with the 2002 financial statement presentation. Such reclassifications had no effect on reported net income.

AARON CAPITAL, INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

For the year ended December 31, 2002

Total stockholders' equity	$	37,827
Deduct shareholder's equity not allowable		0
Total stockholders' equity qualified for net capital		37,827
Total liabilities subordinated to claims of general creditors allowable in computation of net assets		0
Total non-allowable assets		13,911
Net capital before haircuts on securities positions		23,916
Less: haircuts on securities		502
Net capital	$	23,414

See accompanying notes to financial statements.

AARON CAPITAL, INCORPORATED
COMPUTATION OF NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-3

For the Year Ended December 31, 2002

Minimum net capital requirement (6.67% of current liabilities)	$	139		
Minimum dollar net capital required		5,000		
Net capital requirement - (the larger of the required net capital)			$	5,000
Net capital for year ended December 31, 2002		23,414		
Net capital requirement		5,000		
Excess net capital		18,414		
Excess net capital at 100% (less 10% of total aggregate indebtedness)			$	18,207

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	2,078
Total aggregate indebtedness	$	2,078
Ratio: Aggregate indebtedness to net capital		0.09

See accompanying notes to financial statements.

AARON, CAPITAL, INCORPORATED
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Year Ended December 31, 2002

Reconciliation of computation of net capital pursuant to Rule 15c3-1

	Dealer's Unaudited Report 12/31/02	Audited Report 12/31/02	Difference
Total stockholders' equity	$ 35,560	$ 37,827	$ (2,267)
Deduct stockholder's equity not allowed	0	0	0
Total stockholder's equity qualified for net capital	35,560	37,827	(2,267)
Total non-allowable liabilities	0	0	0
Total non-allowable assets	16,951	13,911	3,040
Net capital before haircuts on securities positions	18,609	23,916	(5,307)
Haircuts on securities	0	(502)	502
Net capital	$ 18,609	$ 23,414	$ (4,805)

Schedule A - Reconciliation of stockholder's equity

Net loss per unaudited statement	$ (72,635)
Increase in commissions income	451
Decrease in brokerage, clearing and exchange fees	5,736
Increase in administration expenses	(79)
Increase in tax provision	(800)
Increase in depreciation expense	(3,040)
Net loss, audited report	(70,367)
Additional paid in capital	253,044
Subscriptions receivable	(47,950)
Accumulated deficit, December 31, 2001	(96,900)
Total stockholders' equity	$ 37,827

See accompanying notes to financial statements.

AARON, CAPITAL, INCORPORATED
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4), continued

Year Ended December 31, 2002

	Dealer's Unaudited Report 12/31/02	Audited Report 12/31/02	Difference
Schedule B - Reconciliation of non-allowable liabilities:			
Liabilities subordinated to claims of general creditors	$ 0	$ 0	$ 0
Schedule C - Reconciliation of non-allowable assets:			
Property and equipment - net	$ 16,951	$ 13,911	$ (3,040)
Total non-allowable assets	$ 16,951	$ 13,911	$ (3,040)
Reconciliation of computation of net capital requirement pursuant to Rule 15c3-3			
Minimum net capital requirement (6.67% of current liabilities)	$ 80	$ 139	$ 59
Minimum dollar net capital required	5,000	5,000	0
Net capital requirement	$ 5,000	$ 5,000	$ 0
Net capital for year ended December 31, 2002	$ 18,609	$ 23,414	$ (4,805)
Net capital requirement	5,000	5,000	0
Excess net capital	$ 13,609	$ 18,414	$ (4,805)

The difference of $4,805 is due to the difference of net income explained in the schedule of reconciliation of net capital pursuant to Rule 15c3-1.

See accompanying notes to financial statements.

RUSHALL REITAL & RANDALL
CERTIFIED PUBLIC ACCOUNTANTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report on
Internal Accounting Control

The Board of Directors
Aaron Capital, Incorporated
Carlsbad, California

We have examined the financial statements of Aaron Capital, Incorporated for the year ended December 31, 2002, and have issued our report thereon dated May 1, 2003. As part of our examination, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (II) in safeguarding securities which are received for transmittal to the clearing organization.

The company is exempt from compliance with Rule 15c3-3 under Rule 15c3-3(k)(2)(b). Nothing came to our attention indicating that the conditions of this exemption were not complied with during the year.

Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining the accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made or the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Aaron Capital, Incorporated taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish those objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

We express our sincere appreciation for the courtesy and cooperation extended to us by the officers of the Corporation.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rushall Reital & Randall

May 1, 2003